Exhibit 99.145

Skeena Confirms Completion of Share Consolidation

Vancouver, BC (June 10, 2021) Skeena Resources Limited (TSX: SKE, OTCQX: SKREF) (“Skeena” or the “Company”) is pleased to confirm that, pursuant to its news release dated June 4, 2021, the Company’s common shares have been consolidated at a ratio of four pre-consolidation shares to one post-consolidation share (the "Consolidation"). The common shares will begin trading on a post-consolidation basis on the TSX at market open today, June 10, 2021.

The Company now has 60,952,631 common shares issued and outstanding and all outstanding warrants and incentive stock options have been adjusted to increase their exercise price by a factor of four and to reduce the number of common shares issued upon exercise by dividing by four.

About Skeena

Skeena Resources Limited is a Canadian mining exploration company focused on revitalizing the past-producing Eskay Creek gold-silver mine located in Tahltan Territory in the Golden Triangle of northwest British Columbia, Canada. The Company released a robust Preliminary Economic Assessment in late 2019 and is currently focused on infill and exploration drilling to advance Eskay Creek to full Feasibility by Q1 2022. Additionally, Skeena continues exploration programs at the past-producing Snip gold mine.

On behalf of the Board of Directors of Skeena Resources Limited,

Walter Coles Jr.

President & CEO

Contact Information

Investor Inquiries: info@skeenaresources.com

Office Phone: +1 604 684 8725

Company Website: www.skeenaresources.com

Cautionary note regarding forward-looking statements

Certain statements made and information contained herein may constitute “forward looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively, “Forward-looking Statements”), including statements regarding the completion of the Consolidation and the potential listing of the Company’s common shares on the NYSE. These Forward-looking Statements are based on facts currently available to the Company and there is no assurance that actual results will meet management’s expectations. The Company does not undertake to update any Forward-looking Statements except as may be required by applicable securities laws.

Neither the Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.